Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended
	March 31,				Year Ended December 31,
	Pro forma 2014		2014		Pro forma 2013		2013		2012		2011		2010		2009
Earnings:
Income from continuing operations before income taxes	$26,714		$29,008		$108,762		$120,192		$122,237		$107,087		$79,171		$60,245
Fixed charges	13,955		11,660		35,006		16,987		12,961		9,274		8,027		7,096
Amortization of capitalized interest	356		161		1,422		186		91		0		0		0
Less: Capitalized interest	(6,589)		(6,589)		(6,589)		0		(493)		0		0		0

Total earnings	$34,436		$34,240		$138,601		$137,365		$134,796		$116,361		$87,198		$67,341

Fixed charges:
Interest expense, excluding amortization of capitalized interest	$3,375		$1,275		$13,500		$3,306		$1,397		$135		$391		$765
Amortization of capitalized interest	356		161		1,422		186		91		0		0		0
Capitalized interest	6,589		6,589		6,589		0		493		0		0		0
Portion of rent expense representative of interest	3,635		3,635		13,495		13,495		10,980		9,139		7,636		6,331

Total fixed charges	$13,955		$11,660		$35,006		$16,987		$12,961		$9,274		$8,027		$7,096

Ratio of earnings to fixed charges (1)	2.5	x(2)	2.9	x	4.0	x(2)	8.1	x	10.4	x	12.5	x	10.9	x	9.5	x

(1)	For purposes of computing these ratios, “earnings” represent income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, including capitalized interest, amortization of capitalized interest and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.

(2)	Because the net proceeds of the offering of the old notes were used to repay indebtedness and because the interest on the old notes is higher than the interest on the repaid indebtedness, our ratio of earnings to fixed charges changed by 10% or more.